Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

FOR IMMEDIATE RELEASE
Investor Contact:	Dave Staples, CFO	Media Contact:	Karen Aylsworth
	(616) 878-8319		(616) 878-8339

Spartan Stores, Inc. Registration Statement Declared Effective by SEC

Grand Rapids, Michigan--June 7, 2000--Spartan Stores, Inc. and Seaway Food Town, Inc. (Nasdaq:SEWY) today announced that the registration statement on Form S-4 containing the prospectus/joint proxy statement with respect to the proposed merger of Spartan Stores and Seaway Food Town has been declared effective by the Securities and Exchange Commission. The prospectus/joint proxy statement will be used to solicit shareholder approval of the proposed merger at the special meeting of shareholders of Seaway Food Town. The prospectus/joint proxy statement will also be used to solicit proxies for matters to be acted on at the annual meeting of the shareholders of Spartan Stores, including certain charter amendments related to the merger.

Spartan Stores and Seaway Food Town expect to mail the prospectus/joint proxy statement to shareholders on or about June 9, 2000. The Spartan Stores annual meeting and Seaway Food Town special shareholder meeting will both be held on July 18, 2000. The companies expect the proposed merger to close shortly after receiving approval by the shareholders.

Spartan Stores and Seaway Food Town also announced that the Federal Trade Commission granted early termination of the anti-trust waiting period under the Hart-Scott-Rodino Act on May 31, 2000.

Spartan Stores, Inc. is a Grand Rapids, Michigan-based grocery retailer and wholesaler, providing products and services to 400 supermarkets in Michigan, Indiana and Ohio. Spartan's subsidiary companies include: Family Fare, Inc., which owns and operates 47 supermarkets in Michigan; L&L/Jiroch, J. F. Walker Company, Inc. and United Wholesale Grocery Company, which supply products to over 9,600 convenience stores in the Midwest; and Shield Insurance Services, which provides a full line of business and personal insurance offerings. Although not a publicly traded company, Spartan Stores currently files Form 10-Q, 10-K, and other periodic reports with the SEC.

Seaway Food Town, Inc. (Nasdaq: SEWY) is a leading food and drug retailer operating 73 retail units -- 47 Food Town Supermarkets and 26 deep discount drugstores operating under the name of The Pharm. All stores are located in northwestern and central Ohio and southeastern Michigan.

As noted above, the parties have filed with the Securities and Exchange Commission a definitive prospectus/joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

This release contains expectations and other forward-looking statements about the proposed merger that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include the possibility that the merger with Seaway Food Town may not be completed and other factors described in the Spartan Stores' Registration Statement on Form S-4 and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.

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